NEWS
From the Office of the New York State Comptroller
Thomas P. DiNapoli

Contact: Matt Sweeney, 212-383-1388
For release: Immediately, May 30, 2017

INVESTORS: EXXON NEEDS TO STEP UP ON CLIMATE CHANGE
As Exxon Holds Annual Meeting, Shareholder Proposal Asking for Climate Change Disclosure
Is Winning Signficant Support

On the eve of ExxonMobil's annual meeting, New York State Comptroller Thomas P. DiNapoli, as Trustee of the New York State Common Retirement Fund (Fund), and the Church of England,
called on ExxonMobil to agree to their request that the company address how it will be affected by worldwide efforts to adopt the goals of the Paris Agreement to rein in climate change. In recent weeks, similar proposals have won a majority at two energy companies and record high votes at several others.

"Exxon's stance, in light of the rising tide of investor concern over climate change, is shortsighted and puts shareholders' investments in jeopardy," DiNapoli said. "The company increasingly looks like an outlier as its peers, their investors and the marketplace publicly recognize that a lower carbon future is not only inevitable but rich with opportunity. While
Exxon has paid lip service to the goals of the Paris Agreement, it has refused to address how the Paris commitment will affect its bottom line."

"I am looking forward to being at the ExxonMobil AGM in Dallas tomorrow to make the case for this resolution in person," said Edward Mason, the Head of Responsible Investment for the
Church of England's investment fund. "Investors are rightly concerned and increasingly impatient that Exxon is lagging behind its peers in its climate disclosure, and I hope that the company will move quickly to provide the 2 degree analysis that investors expect from the oil and gas majors."

The shareholder proposal asks Exxon to analyze how the Paris Agreement's goal of restricting global temperatures to no more than 2 degrees Celsius above pre-industrial levels will affect its business and to address the financial risks associated with that 2-degree scenario. The proposal is supported by proxy advisory services ISS and Glass Lewis.

DiNapoli and the Fund have filed the proposal at several other corporations and won majority shareholder support at Pennsylvania's largest utility, PPL Corporation (56.8%), and record support at Dominion Resources (47.8%), Duke Energy (46.4%) and DTE Energy (45%). A similar proposal, filed by Wespath Investment Management, won majority shareholder support at
Occidental Petroleum.

Exxon has admitted that changing regulations could reduce demand for its products and impact or delay its projects, but it has yet to offer meaningful analysis of how the globally agreed upon 2-degree target will affect its position in the marketplace. Investors have a right to know how the company might be affected by, and respond to, a lower demand for fossil fuels due to changing regulations and restrictions. Major asset managers such as BlackRock and State
Street Global Advisors have called for an increase in climate risk disclosures by companies in sectors such as oil production and processing that are directly affected by climate change and the efforts to rein it in.

While Exxon has acknowledged the Paris Agreement's goals it has not kept pace with its peers, including BP, ConocoPhillips, Royal Dutch Shell and Total, which have already endorsed and supported the 2-degree scenario analysis.

New York state's pension fund and the Church of England co-filed the proposal at Exxon last year. The company's attempt to block the proposal from consideration at its 2016 annual meeting was rejected by the U.S. Securities and Exchange Commission. It received 38 percent support, a record for a climate related proposal at the company. The proposal has been joined by dozens of other investors, including the New York City Retirement Systems, CalPERS and other U.S. and European investors. A full list of this year's co-filers is available here.

About the New York State Common Retirement Fund
The New York State Common Retirement Fund is the third largest public pension fund in the
United States, with an estimated $192 billion in assets under management as of March 31, 2017.
The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. The Fund has a diversified portfolio of public and private equities, fixed income, real estate and alternative instruments.

About the Church Commissioners for England
The Church of England's investment fund, the Church Commissioners for England, manages a fund of some 7.9 billion British Pounds, held in a diversified portfolio including equities, real estate and alternative investment strategies. The Commissioners' work supports the Church of
England as a Christian presence in every community in England.

Follow us on Twitter (@NYSComptroller) and Facebook (facebook.com/nyscomptroller)